DBRS FORM NRSRO

EXHIBIT 5

**CODE OF ETHICS ADOPTED AND IMPLEMENTED BY
DBRS, INC. AND MORNINGSTAR CREDIT RATINGS, LLC**

November 2019



March 2019

DBRS Business
Code of Conduct

Contact Information

Brian Weiss
Global Chief Compliance Officer
Tel. +1 203 883 5848
bweiss@dbrs.com

Table of Contents

Introduction

The DBRS Business Code of Conduct (the Business Code) reflects DBRS's[1] (DBRS or the Company) adherence to the International Organization of Securities Commissions (IOSCO) Code of Conduct Fundamentals for Credit Rating Agencies (IOSCO Code). The IOSCO Code is a framework of principles and practical measures designed to improve investor protection and the fairness, efficiency and transparency of the securities markets and to reduce systemic risk. The Business Code substantially follows the IOSCO Code structure to assist readers in referencing DBRS responses to specific aspects of the IOSCO Code.

The Business Code is a summary of a range of policies, procedures and controls that DBRS has established[2] to promote the objectivity and integrity of its ratings and the transparency of its operations. To the extent possible, DBRS implements global policies and procedures. DBRS also has established policies and practices to meet specific jurisdictional requirements in addition to those which are reflected in the Business Code.[3]

DBRS also maintains an Employee Code of Conduct that sets out and provides guidance in respect of the DBRS standards of conduct to be followed by DBRS Covered Personnel and underpins DBRS's commitment to conducting its business in an ethical manner and with integrity.

Please note that by adopting and publishing the Business Code, DBRS does not assume any responsibility or liability to any party arising from or in connection with the Business Code or the underlying policies, procedures and internal controls. The Business Code does not form a contract of any kind with any party and no party shall have any right whatsoever to enforce the Business Code in any respect. DBRS may, in its sole discretion, amend the Business Code at any time.

The Business Code uses certain standard terms that are capitalized and defined herein or in the attached Appendix I.

DBRS Credit Ratings

Credit ratings[4] are forward-looking opinions about credit risk which reflect the creditworthiness of an issuer, rated entity (Issuer) or obligation and/or security. Credit ratings are not statements of fact. While historical statistics and performance can be important considerations, credit ratings are not based solely on such; they include subjective considerations and involve expectations for future performance that cannot be guaranteed. To the extent that future events and economic conditions do not match expectations, credit ratings assigned to Issuers and/or securities can change. Credit ratings are also based on approved and applicable methodologies, models and criteria (Methodologies), which are periodically updated and, when material changes are deemed necessary, this may also lead to rating changes.

Credit ratings typically provide an opinion on the risk that investors may not be repaid in accordance with the terms under which the obligation was issued. In some cases, credit ratings may also include consideration for the relative ranking of claims and recovery, should

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1. The DBRS group of companies consists of DBRS, Inc., DBRS Limited, DBRS Ratings GmbH, and DBRS Ratings Limited (collectively, DBRS).

2. DBRS maintains, documents, and enforces the policies, procedures and controls it has established.

3. DBRS presently complies with the following regulatory regimes through one or more of its operating companies: in Canada, the Designated Rating Organization (DRO) regime under National Instrument 25-101 DRO; in the United States, the Nationally Recognized Statistical Rating Organization (NRSRO) regime under Section 15E of the Securities Exchange Act of 1934 and the Securities and Exchange Commission (SEC) rules thereunder; and in the European Union (EU), the regime established in accordance with Regulation (EC) No1060/2009 of the European Parliament, amended by EU Regulation No 513/2011 and by EU Regulation No 462/2013 on CRAs (the CRA Regulation).

4. As defined by the IOSCO Code, a credit rating is an assessment regarding the creditworthiness of an entity or obligation, expressed using an established and defined ranking system.

Introduction (Continued)

default occur. Credit ratings are meant to provide opinions on relative measures of risk, but are neither based on expectations of any specific default probability nor meant to predict such.

DBRS does not provide investment advice and a DBRS credit rating is not a buy, sell or hold recommendation. Credit ratings deal with only one characteristic of the investors' decision-making process, which is credit risk.

They make no assessment of the appropriateness of ownership for a given investor within their investment objectives. Specifically, investors will have an interest in many areas which are outside the bounds of credit risk, such as the level of market prices, tax-related issues and investment losses that could result from changes in interest rates, market liquidity and other factors. The data and information on which DBRS bases its opinions is not audited or verified by DBRS, although DBRS conducts a reasonableness review of information received and relied upon in accordance with its Methodologies and policies.

DRBS uses rating symbols as a concise method of expressing its opinion to the market, but there are a limited number of rating categories for the possible slight risk differentials that will exist across the rating spectrum and DBRS does not assert that credit ratings in the same category are of exactly the same quality. When using the rating symbols, investors should also be aware of the additional value that may be provided by under review statuses, rating trends as well as the comments and opinions referenced in DBRS press releases, rating reports and other publications.

DBRS uses rating scales to assign and monitor credit ratings, including: (1) commercial paper and short-term debt rating scale, (2) long-term obligations scale (including bonds), (3) preferred share rating scale (Canadian scale only), (4) credit fund rating scale, (5) national scale credit ratings, (6) financial strength rating scale, and (7) expected loss rating scale. For non-investment-grade Issuers, DBRS uses a recovery rating scale that is disclosed in the methodology. The most current DBRS rating scales and definitions in effect are available at no charge on www.dbrs.com.

1. Quality and Integrity of the Rating Process

(1.1) DBRS credit ratings are formed and disseminated based on established Methodologies, policies and processes. DBRS's rating Methodologies are published on the DBRS website and cover Issuers and obligations that DBRS rates, including corporate finance Issuers, financial institutions, insurance companies, public finance and sovereign entities (collectively referred to as Corporate or Corporate Finance) as well as Structured Finance transactions (Structured Finance). The DBRS rating process includes a Rating Committee designed to check that sufficient data and information are factored into a rating.

DBRS maintains rigorous, systematic and continuous rating Methodologies that are subject to validation, including back-testing, where possible. DBRS publishes historical performance data, which includes default and transition studies, on an annual basis at a minimum.

(1.2) Credit ratings should reflect all information known and believed to be relevant to DBRS, consistent with the applicable Methodology that is in effect.

(1.3) When deciding whether to rate or continue to rate an Issuer, DBRS considers whether its Analytical Personnel have or will have access to sufficient information to perform the rating analysis. DBRS has adopted measures to check that the information it uses in assigning and maintaining a rating is sufficient to support the rating. These measures generally include a review of asset data, legal documents and transaction party information. All such information should be obtained from sources determined to be reliable. DBRS does not audit or verify any information it receives. If DBRS is asked to rate a type of financial product presenting limited historical data (such as an innovative financial vehicle), DBRS identifies the limitations of the rating in the rating report or press release.

(1.4) DBRS avoids issuing credit ratings for Issuers for which it does not have appropriate information, knowledge and expertise. For example, where the complexity of a security or the structure of a type of security, or the lack of robust data about the assets underlying the security raise serious questions as to whether DBRS can determine a credit rating for the security, DBRS refrains from issuing a credit rating.

(1.5) In assessing creditworthiness, Analytical Personnel involved in the credit rating action use the DBRS Methodology for the type of Issuer that is subject to the credit rating action. The Methodology should be applied in a manner that is consistent across all Issuers for which that Methodology is used.

(1.6) DBRS defines the meaning of each category in its rating scales and apply those categories consistently across all classes of rated Issuers to which a given rating scale applies.

(1.7) DBRS credit ratings are determined by a Rating Committee structure. Each Rating Committee includes experienced DBRS Covered Personnel. The Rating Committee process facilitates rating decisions that are a collective assessment of DBRS opinion rather than the view of individual analysts; based on sufficient information, incorporating both global and local considerations and applying approved Methodologies; and independent, free of any actual and perceived conflicts of interest.

(1.8) DBRS assigns Analytical Personnel who, individually or collectively, have appropriate knowledge and experience for assessing the creditworthiness of the type of Issuer being rated. In certain jurisdictions DBRS has also established policies and procedures for reviewing the historical performance of Analytical Personnel.

(1.9) DBRS maintains records to support its ratings in accordance with applicable laws and regulatory requirements in the jurisdictions in which DBRS conducts business.

1. Quality and Integrity of the Rating Process (Continued)

(1.10) DBRS has established policies, procedures and controls designed to avoid knowingly issuing any ratings or reports that contain misrepresentations or that are otherwise misleading about the general creditworthiness of an Issuer or obligation. Such steps may include having an Issuer's management review rating reports and press releases for factual errors prior to public dissemination.

(1.11) DBRS maintains a sufficient pool of Analytical Personnel to provide timely ratings of all obligations and Issuers it rates.

When deciding whether to issue a credit rating for an Issuer, DBRS assesses whether it is able to devote a sufficient number of Analytical Personnel with the skill sets to determine credit ratings and whether the Analytical Personnel have access to sufficient information to determine a credit rating.

(1.12) DBRS has established criteria committees for each of the Corporate and Structured Finance sectors composed of Analytical Personnel and senior managers. The Structured Finance Criteria Committee (SFCC) responsibilities include a review of the feasibility of providing a rating for a new product or asset class that is significantly different from the asset classes that DBRS currently rates and a review of new and changed Structured Finance Methodologies. The Corporate Finance Criteria Committee (CFCC) has similar responsibilities to SFCC regarding review of Corporate Methodologies. In line with jurisdictional regulatory requirements, DBRS publishes new and materially changed Methodologies for comment and, as appropriate, may incorporate stakeholder comments.

(1.13) DBRS has implemented an Independent Review Function (IRF) in each jurisdiction where it operates, which is responsible for reviewing and approving new and existing Methodologies, models and any significant changes made thereto in accordance with regulatory requirements and DBRS policies and procedures. The SFCC and CFCC reviews new and changed Methodologies prior to the IRF review and approval of them. The IRF is independent of analytical and business development activities and reports to the DBRS Boards or a Supervisory Board that has been established in each of the jurisdictions in which DBRS operates.

DBRS assesses whether existing Methodologies for determining ratings of structured products are appropriate when the risk characteristics of the assets underlying a structured product change materially.

(1.14) DBRS structures its rating teams to promote continuity and avoid bias in its rating process. Each major DBRS Corporate industry and Structured Finance product group is headed by a member of DBRS Management who oversees a team consisting of senior and junior Analytical Personnel. In jurisdictions in which it is required to do so by regulation, DBRS rotates membership in its rating teams, which are done gradually and in a manner designed to promote continuity.

(1.15) For DBRS to provide timely credit ratings for all rated industry and product sectors, DBRS has allocated adequate resources to monitor its ratings, as necessary, on an ongoing basis and update its ratings at least on an annual basis, except for ratings which indicate that they do not entail ongoing monitoring, in accordance with regulatory requirements and DBRS policies and procedures. DBRS's monitoring of ratings incorporates all cumulative experience obtained and applies changes in ratings criteria and assumptions, where appropriate, to subsequent ratings. Press releases are published when rating actions are taken and, where applicable, rating reports are updated and published.

(1.16) DBRS may maintain separate surveillance teams from the analytical teams that are responsible for the initial rating of Structured Finance products. Where separate teams are used, each team maintains a requisite level of expertise and resources to perform their respective functions in a timely manner.

1. Quality and Integrity of the Rating Process (Continued)

(1.17) DBRS has policies and procedures that clearly set forth guidelines for disseminating credit ratings that are the result or subject of credit rating actions and the related reports, and for when a credit rating is discontinued - withdrawn.

(1.18) DBRS and its Covered Personnel interact fairly and honestly with rated Issuers, obligors, originators, underwriters, arrangers and users of credit ratings.

(1.19) DBRS holds its Analytical Personnel to standards of integrity and seeks to employ only those individuals who meet these standards.

(1.20) DBRS does not implicitly or explicitly provide any assurance or guarantee of a particular rating to Issuers, obligors, originators, underwriters, arrangers and users of credit ratings prior to a credit rating. From time to time, DBRS may develop a provisional rating for new Issuers, Structured Finance and other transactions, but these ratings are not final. DBRS identifies the basis for the provisional rating as well as the fact that the final rating may be different if changed conditions or newly discovered facts warrant.

(1.21) DBRS and its Covered Personnel do not make promises or threats about potential credit rating actions to influence rated Issuers, obligors, originators, underwriters, arrangers or users of DBRS's credit ratings to pay for credit ratings or other services.

(1.22) DBRS, its Covered Personnel and Affiliates do not make proposals or recommendations regarding the activities of rated Issuers, including but not limited to proposals or recommendations about corporate or legal structure, assets, liabilities, activities, business operations, investment plans, lines of financing, business combinations or the design of Structured Finance products.

To produce credit ratings, there may be iterative dialogue and interaction between DBRS and one or more of the parties previously noted during the rating process. When rating a Structured Finance transaction, for example, Analytical Personnel are permitted to describe the assumptions and rationales used by DBRS to arrive at a ratings decision and explain how such assumptions and rationales apply to the transaction presented. In addition, Analytical Personnel may provide information on the quantitative output of the rating analysis to further explain the applicable rating methodology. During the course of providing any such information, Analytical Personnel do not offer recommendations about potential changes to obtain a desired credit rating.

(1.23) In each jurisdiction that DBRS operates, DBRS has policies, procedures and controls designed so that Covered Personnel comply with the internal policies, procedures and codes as well as applicable laws and regulations. Among other things, DBRS Personnel are required to comply with the Employee Code of Conduct, and to annually certify that they are doing so. Furthermore, as part of the hiring process, new DBRS Personnel are required to review the Employee Code of Conduct, to be familiar with all related policies and procedures and to confirm their ability and intent to comply with them. The annual certification also requires DBRS Personnel to acknowledge that they have read and understood the Business Code.

DBRS has appointed a Global Chief Compliance Officer (GCCO) to oversee and maintain the DBRS global compliance program and oversee the development and adequacy of DBRS policies, procedures and codes.

1. Quality and Integrity of the Rating Process (Continued)

The GCCO is supported by Regional Compliance Officers (RCOs) in various jurisdictions. At present, the RCOs serve as the respective Nationally Recognized Statistical Ratings Organizations (NRSRO) Designated Compliance Officer (DCO), where applicable. The GCCO reports directly to the Boards of DBRS. The compensation of the GCCO and RCOs is not linked to business performance and is reviewed by the Board's Independent Non-Executive Directors (INEDs). The RCOs also have direct access to the Boards.

(1.24) DBRS Covered Personnel are expected to promptly report any conduct that they reasonably believe is illegal, unethical or contrary to the Employee Code of Conduct or any DBRS policy or procedure to the GCCO or their RCO. DBRS allows matters to be reported anonymously. DBRS does not limit a person from communicating or cooperating with appropriate governmental authorities, including its supervising regulators. DBRS protects DBRS Covered Personnel who, in good faith, report violations or other improper conduct from retaliation by other members of the DBRS Personnel (including DBRS Management). DBRS shall take appropriate action against anyone under its control who is found to have been involved in improper conduct.

2. DBRS Independence and Avoidance of Conflicts of Interest

A. General

(2.1) DBRS does not delay or refrain from taking a credit rating action based on the potential effect (economic, political or otherwise) of the action on DBRS, an Issuer, obligor, originator, underwriter, arranger, an investor or other market participant.

(2.2) Covered Personnel are required to use care and professional judgment to maintain their own independence and objectivity.

(2.3) The determination of a rating is influenced only by factors relevant to assessing the creditworthiness of the rated Issuer.

(2.4) Ratings that DBRS assigns to an Issuer or obligation are not affected by the existence of or potential for a business relationship between DBRS and the Issuer, obligor, originator, underwriter, arranger (or its Affiliates) or any other party or the non-existence of such a relationship.

(2.5) DBRS is in the credit ratings business and it does not engage in any other businesses that may present a conflict of interest with its credit ratings business. DBRS discloses the credit rating, ancillary as well as consulting and advisory services it conducts, if any, on the DBRS website.

B. DBRS Policies, Procedures, Controls and Disclosures

(2.6) DBRS has adopted written internal policies, procedures and controls to identify and eliminate or manage and disclose, as appropriate, any actual or potential conflicts of interest that may influence the Company's opinions and analyses or the judgment and analyses of an Analytical Person or Rating Committee member. Among other things, these address how the following conflicts can potentially influence DBRS credit rating methodologies or credit rating actions:

   a. *Being paid to issue a credit rating by the rated Issuer or by the obligor, originator, underwriter or arranger of the rated obligation;*
   b. *Being paid by subscribers with a financial interest that could be affected by a DBRS credit rating action;*
   c. *Being paid by rated Issuers, obligors, originators, underwriters, arrangers or subscribers for services other than issuing credit ratings or providing access to DBRS credit ratings;*
   d. *Providing a preliminary indication or similar indication of credit quality to an Issuer, obligor, originator, underwriter or arranger prior to being hired to determine the final credit rating for the Issuer, obligor, originator, underwriter or arranger; and*
   e. *Having a direct or indirect ownership interest in a rated Issuer, entity or obligor, or having a rated Issuer, or obligor have a direct or indirect ownership interest in DBRS.*

DBRS will not rate an entity that is an Affiliate or Associate of DBRS or its Analytical Personnel. In addition, DBRS does not permit its Analytical Personnel to participate in or otherwise influence the determination of a credit rating if the Analytical Personnel has an Associate who currently works for the rated entity, its Affiliates or related entities.

DBRS will not issue a credit rating if a Covered Person has an actual or potential conflict of interest with an Issuer or rated entity. If the credit rating has already been issued, DBRS will publicly disclose in a timely manner that the credit rating may be affected.

(2.7) DBRS discloses its actual and potential conflicts of interest (including, but not limited to, those conflicts of interest identified in Principle 2.6 above) in a complete, timely, clear, concise, specific and prominent manner. When the actual or potential conflict of interest is unique or specific to a credit rating action with respect to a particular rated Issuer, such conflict of interest is disclosed in the same form and through the same means as the relevant credit rating action.

2. DBRS Independence and Avoidance of Conflicts of Interest (Continued)

(2.8) DBRS discloses the general nature of its compensation arrangements with rated Issuers on the DBRS website. DBRS currently does not receive more than 10% of its annual revenue from any single Issuer, originator, arranger, client or subscriber, including affiliates of these entities. In the event that DBRS receives 10% or more of its annual revenue from one of these sources, DBRS would disclose this information. DBRS also complies with specific jurisdictional revenue concentration requirements or limits.

(2.9) DBRS supports the requirements for Structured Finance Issuers and originators of Structured Finance products to make all relevant information regarding these products available to investors to conduct their own analyses.

(2.10) DBRS does not hold or transact in trading instruments presenting conflicts of interest with DBRS rating activities.

(2.11) In instances where rated entities, such as governments, have or are simultaneously pursuing, oversight functions related to DBRS, DBRS does not use Analytical Personnel to conduct its rating actions who are responsible for interacting with the officials of such rated entities involved in its oversight issues.

C. DBRS Analyst and Employee Independence

(2.12) Reporting lines for DBRS Covered Personnel and their compensation arrangements are structured to eliminate or manage actual and potential conflicts of interest. Analytical Personnel are not compensated or evaluated on the basis of the amount of revenue that DBRS derives from Issuers that the Analytical Personnel rate or with which the Analytical Personnel regularly interact.

DBRS periodically, as necessary, conducts reviews of compensation policies and practices for its Analytical Personnel to check that these policies and practices do not compromise the objectivity of the rating process.

(2.13) DBRS maintains an organizational structure with supporting policies, procedures and internal controls designed to effectuate the separation of its Covered Personnel directly involved in credit rating activities from those who are involved in sales and marketing discussions with Issuers, obligors, originators, underwriters or arrangers who may seek a DBRS rating.

Analytical Personnel are prohibited from initiating, arranging, negotiating or participating in discussions involving commercial matters related to selling or marketing of any DBRS services. All such sales or marketing activities are required to be conducted by Non-Analytical Personnel who are excluded from credit rating activities.

(2.14) DBRS has adopted policies and procedures designed to check that the ratings it issues are free from compromising influences.

If any Analytical Personnel owns Securities of an Issuer (other than as noted in Section 2.15), has a prohibited interest in the Issuer or if any of the other situations described below causes or is perceived to cause a conflict of interest, the Analytical Person will not be permitted to participate in or otherwise influence the determination of the subject rating.
   a. *Holds or transacts in a trading instrument issued by the rated Issuer or obligor;*
   b. *Holds or transacts in a trading instrument (other than a diversified collective investment scheme) that itself owns an interest in the rated Issuer or obligor, or is a derivative based on a trading instrument issued by the rated Issuer or obligor;*
   c. *Holds or transacts in a trading instrument issued by an affiliate of the rated Issuer or obligor, the ownership of which may cause or may be perceived as causing a conflict of interest;*

2. DBRS Independence and Avoidance of Conflicts of Interest (Continued)

    d. *Holds or transacts in a trading instrument issued by a lead underwriter or arranger of the rated Issuer, the ownership of which may cause or may be perceived as causing a conflict of interest;*

    e. *Is currently employed or had a recent employment or other significant business relationship with the Issuer or obligor, or a lead underwriter or arranger of the Issuer that may cause or be perceived as causing a conflict of interest;*

    f. *Is a director of the Issuer or obligor, or lead underwriter or arranger of the Issuer; or*

    g. *Has/had another relationship with or interest in the Issuer or obligor, or lead underwriter or arranger of the Issuer or obligor that may cause or be perceived as causing a conflict of interest.*

(2.15) Analytical Personnel and their Immediate Family Members are prohibited from buying, selling or engaging in any transaction in any Securities issued, guaranteed or otherwise supported by any entity rated by DBRS within their area of primary responsibility. The Personal Trading Global Policy and Procedure as well as the Employee Code of Conduct are designed, together with supporting policies and procedures, to provide guidance to DBRS Covered Personnel regarding Securities trading activities to avoid conflicts of interest with DBRS rating activities.

(2.16) Analytical Personnel and their Immediate Family Members are not permitted to give or accept gifts or entertainment, other than incidentals of nominal value provided as part of a meeting, to or from anyone associated with a customer or prospective customer, or investor or prospective investor in an issuance or entity rated by DBRS. All Covered Personnel are not permitted to solicit gifts from anyone with whom DBRS does ratings-related business or accept gifts in the form of cash or cash equivalents or that may create potential, perceived or actual conflicts of interest.

(2.17) DBRS policies and procedures require Covered Personnel to disclose, subject to applicable laws, personal relationships that create the potential for any real or apparent conflict of interest (including, for example, any personal relationship with an employee of a rated Issuer obligor, originator or the lead underwriter or arranger of the rated obligation within his or her area of analytic responsibility).

(2.18) DBRS has established policies and procedures regarding situations in which Analytical Personnel leave the employment of DBRS and join an entity that they participated in rating; an obligor whose obligation they participated in rating; an originator, underwriter, or arranger with which they had significant dealings as part of his or her duties at DBRS and takes actions as needed in accordance with applicable regulatory requirements.

(2.19) DBRS Covered Personnel are encouraged to raise any concerns they have and are required to report known or suspected violations of applicable laws, rules or DBRS policies and procedures. DBRS Covered Personnel can report using any of the options detailed within the How to Report Violations or Get Advice section of the Employee Code of Conduct.

(2.20) DBRS Covered Personnel must not bring proprietary or Confidential Information with them when they join DBRS. DBRS does not tolerate the unauthorized receipt or use of intellectual property or Confidential Information (including plagiarizing the work of others).

3. DBRS Responsibilities to the Investing Public and Issuers

A. Transparency and Timeliness of Ratings Disclosure

(3.1) DBRS provides information on the DBRS website to assist investors in developing a greater understanding of what a rating is, including the nature and limitations of each rating. DBRS does not state or imply that its regulatory authorities endorse DBRS credit ratings and does not use its registration status to advertise the quality of DBRS credit ratings.

(3.2) DBRS publishes on the DBRS website sufficient information about its policies, credit ratings, credit rating process and its credit rating Methodologies so that market participants can understand the manner in which DBRS determines its ratings. DBRS press releases, announcements and invitations to industry forums are disclosed on the DBRS website, Bloomberg, Thomson Reuters and other electronic and print services. In addition to the aforementioned disclosed ratings information, DBRS also makes rating reports, industry studies, commentaries and securitization servicer reports available to subscribers, which may be free of charge in certain jurisdictions.

(3.3) In accordance with DBRS policies, new Methodologies and material changes to existing Methodologies are typically disclosed via press release on the DBRS website. Where feasible and appropriate, this disclosure is made before the change takes effect. DBRS carefully considers the various uses of its ratings before modifying its Methodologies, policies, procedures and processes.

(3.4) DBRS discloses the Credit Ratings Global Policy on the DBRS website, which addresses the issuance of unsolicited credit ratings.

(3.5) DBRS discloses its policies for distributing its ratings, reports and updates and for when a credit rating is discontinued - withdrawn. DBRS provides rationales to support each rating action.

(3.6) DBRS discloses clear definitions of the meaning of each rating category in its rating scales, the definition of default and the time horizon DBRS uses when making a rating decision. Except as noted in its Credit Ratings Global Policy, DBRS ratings are monitored on an ongoing basis as new information becomes available.

(3.7) DBRS differentiates ratings of Structured Finance products from traditional Corporate ratings though the use of a different rating symbol modifier (sf).

The SF modifier indicates that the rating is for a Structured Finance product and does not change the meaning or definition of the rating in any other way and does not change the risk of the particular Structured Finance product. DBRS clearly defines and consistently applies its rating symbols.

(3.8) DBRS is transparent about the manner in which each rating is determined.

(3.9) In accordance with the Company's rating policies and procedures, prior to issuing or revising a rating, DBRS, where feasible or appropriate and in accordance with jurisdictional requirements, informs the Issuer or obligor or arranger of the rated obligation of the information and principal considerations upon which the intended rating action is based and provides the Issuer, obligor or arranger with an opportunity to review for factual accuracy and inclusion for Material Non-Public Information (MNPI). Analytical Personnel evaluate these clarifications and all relevant information. If the Issuer takes exception to the rating, DBRS is generally prepared to consider an appeal where the Issuer, obligor or arranger provides material new information to DBRS. DBRS considers rating appeals on a case-by-case basis. DBRS defers issuing the press release and any related report pending disposition of the appeal request and resolution of the appeal, as applicable.

3. DBRS Responsibilities to the Investing Public and Issuers (Continued)

(3.10) When DBRS publically discloses or distributes to its subscribers a credit rating that is the result or subject of the credit rating action, it does so as soon as is practicable after taking the credit rating action, subject to jurisdictional regulatory requirements.

(3.11) Except for private ratings and ratings for certain private placement transactions provided only to the Issuer, DBRS discloses to the public, on a non-selective basis and at no cost, any rating regarding publicly issued Securities or Issuers as well as any subsequent decisions to discontinue such a rating.

(3.12) With respect to credit ratings issued by a DBRS entity located in the United States and Canada, DBRS unsolicited credit ratings are ratings that are not initiated at the request of the Issuer, rated entity or other third party and are assigned without participation by the Issuer, rated entity or other third party. For each rating, DBRS discloses whether the Issuer, rated entity or other third party participated in the rating process and whether DBRS had access to the accounts and other relevant internal documents of the Issuer, rated entity or other third party. Each rating not initiated at the request of the Issuer, rated entity or other third party is identified as such.

With respect to credit ratings issued by a DBRS entity located in the European Union (EU), DBRS unsolicited credit ratings are ratings that are not requested by the Issuer, rated entity or a related third party. A related third party is a party that is interacting with DBRS on behalf of a rated entity and could include, among others, an originator, arranger or sponsor; participation by the Issuer and access to their accounts is a separate disclosure. For each unsolicited rating in the EU, DBRS discloses whether the Issuer, rated entity or a related third party participated in the rating process and whether DBRS had access to the accounts and other relevant internal documents of the Issuer, rated entity or related third party.

In each case, at a minimum, disclosure is contained in the appropriate ratings press release and rating report. DBRS also identifies and maintains records of its unsolicited credit ratings.

(3.13) DBRS clearly indicates the attributes and limitations of each credit rating as well as the extent to which DBRS verifies information provided to it by the rated Issuer or the obligor, or originator, or the underwriter, or arranger of the rated obligation. For example, if the credit rating involves a type of entity or obligation for which there is limited historical data, DBRS discloses its presence and the manner in which it may limit the credit rating.

(3.14) For each of its public ratings, DBRS indicates when the rating was last updated. DBRS references the last rating report and/or press release date, the principal Methodology(ies) and other Methodology(ies), as applicable, which were used in determining the rating(s) in its press releases. Further, the other Methodologies used may either be referenced as related research in the principal Methodology and/or listed in the ratings press release(s). These can be found on the DBRS website under "Methodologies & Criteria."

Where the credit rating is based on more than one Methodology or where a review of only the principal Methodology was used, DBRS explains the manner in which the different credit rating methodologies and other important aspects factored into the credit rating decision in the credit rating press release and/or rating report in line with applicable regulatory requirements.

DBRS publishes the applicable rating disclosures as required by each jurisdiction in its ratings press releases and/or rating reports.

3. DBRS Responsibilities to the Investing Public and Issuers (Continued)

(3.15) Generally, when DBRS issues a public rating on a Structured Finance product, DBRS provides sufficient information about its loss and cash flow analysis in its disclosure to assist investors in their review of DBRS analysis and ratings. DBRS also analyzes the sensitivity of a Structured Finance product rating to changes in the underlying rating assumptions and discloses the risk sensitivities as appropriate.

(3.16) When issuing or revising a rating, where applicable, DBRS explains in its announcement and/or report the key assumptions and data underlying the credit rating, including financial statement adjustments that deviate materially from those contained in the published financial statements of the Issuer.

(3.17) DBRS publicly announces when it has discontinued a rating on an Issuer, security or obligation, which indicates the date the rating was last updated and the reasons for the decision to discontinue the rating, with the exception of Discontinued – Repaid credit ratings, which do not require a press release. Accordingly, in cases when DBRS discontinues the monitoring a credit rating for a rated Issuer, DBRS either discontinues – withdraws the credit rating or discloses such discontinuation as soon as practicable.

(3.18) To promote transparency and to enable the market to best judge the performance of the ratings, DBRS, where possible, publishes sufficient information about the historical default rates of DBRS rating categories and whether the default rates of these categories have changed over time. This allows interested parties to understand the historical performance of each category and if and how rating categories have changed. The statistics enable the market to draw quality comparisons among ratings issued by different credit rating agencies. DBRS publishes default and transition studies on an annual basis at a minimum. These studies include verifiable, quantifiable historical information about the performance of DBRS rating opinions, organized, structured and, where possible, standardized in such a way to assist investors in drawing performance comparisons among different credit rating agencies. If the nature of the rating or other circumstances make a historical default rate inappropriate, statistically invalid or otherwise likely to mislead the users of the rating, DBRS would explain this.

B. The Treatment of Confidential Information

(3.19) DBRS has adopted procedures and mechanisms to protect the Confidential and/or MNPI, including Confidential Information received from a rated Issuer, obligor, or originator, or the underwriter, or arranger of a rated obligation. Unless otherwise permitted by the Issuer, DBRS and DBRS Covered Personnel refrain from disclosing Confidential Information in press releases, research conferences or in conversations with investors, other Issuers or any other persons.

Notwithstanding the foregoing, DBRS and DBRS Covered Personnel:
  a. *Do not use or disclose Confidential Information and/or MNPI for any purpose unrelated to DBRS's credit rating activities, including disclosing such information to other Covered Personnel where the disclosure is not necessary in connection with DBRS's credit rating activities, unless disclosure is required by applicable law or regulation;*
  b. *Take reasonable steps to protect Confidential Information and/or MNPI from fraud, theft, misuse or inadvertent disclosure;*
  c. *Do not use or disclose Confidential Information received from a rated Issuer in violation of the terms of any applicable agreement or mutual understanding. DBRS keeps the information confidential, unless disclosure is required by applicable law or regulation; or*
  d. *Do not selectively disclose information about a pending credit rating action, except to the rated Issuer or as required by applicable law or regulation.*

(3.20) DBRS has adopted policies, procedures and controls designed to prevent violations of applicable laws and regulation governing the treatment and use of Confidential Information and/or MNPI.

3. DBRS Responsibilities to the Investing Public and Issuers (Continued)

(3.21) DBRS prohibits DBRS Covered Personnel from engaging in transactions in Securities when they possess Confidential Information about the Issuer of such Securities. DBRS Covered Personnel should not share Confidential Information for the purpose of trading Securities or for any other purpose, except in the conduct of the DBRS ratings business. DBRS Covered Personnel are required to comply with the Company's personal trading policies and procedures as well as to periodically certify their compliance with the same as part of the annual statement of understanding.

4. Governance, Risk Management and Employee Training

(4.1) DBRS has established a Board of Directors for each jurisdiction in which it operates (DBRS Boards). Among other accountabilities, the DBRS Boards are required to monitor the development of credit policy and Methodologies, the effectiveness of the internal control system, the effectiveness of conflicts of interest measures and compliance and governance processes as well as adherence to the Business Code. In addition to DBRS executive management directors, the DBRS Boards include INEDs. The composition of the DBRS Boards is driven by jurisdictional regulatory requirements; however, all INEDs must maintain their independence of analysis, decision and action in all circumstances and are subject to DBRS's policies regarding conflicts of interest.

DBRS does not issue a credit rating unless a majority of the members of the DBRS Boards, including its independent directors, have what a reasonable person would consider to be sufficient expertise in financial services to fully understand and properly oversee the business activities of DBRS. In addition, at least one independent member and one other member possesses, using a reasonable person's standard, senior-level in-depth knowledge and experience regarding the Structured Finance product.

DBRS does not issue a credit rating if a member of it DBRS Boards participated in any deliberation involving a specific rating in which the member has a financial interest in the outcome of the rating.

DBRS compensates the independent members of the DBRS Boards through a flat annual fee. Accordingly, their compensation is not linked to the business performance of DBRS or its Affiliates.

As part of its governance structure, DBRS has also implemented a global Policy Review Group to review and approve all new and revised DBRS ratings and compliance policies and procedures.

(4.2) DBRS has established a risk management function made up of one or more senior managers or Covered Personnel with the appropriate level of experience, which is responsible for identifying, assessing, monitoring and reporting the risks arising from its activities, including but not limited to legal risk, reputational risk, operational risk and strategic risk. The function makes periodic reports to the DBRS Boards and senior management to assist them in assessing the adequacy of the policies, procedures and controls that DBRS established to manage risk, including the policies, procedures and controls specified in the IOSCO Code.

DBRS has designed and implemented administrative and accounting procedures, internal control mechanisms, procedures for risk assessment and control as well as safeguard arrangements for information processing systems (mechanisms). DBRS monitors and evaluates the adequacy and effectiveness of these mechanisms on a regular basis and takes appropriate measures to address any deficiencies.

DBRS has implemented and maintains a decision-making approach and an organizational structure with clear reporting lines, functions and responsibilities.

DBRS does not outsource activities if doing so materially impairs the effectiveness of its internal controls or the ability of a regulatory authority to conduct compliance reviews of DBRS's compliance with applicable legislation or its code of conduct. DBRS does not outsource the functions or duties of its compliance officer.

4. Governance, Risk Management and Employee Training (Continued)

(4.3) DBRS provides formal ongoing training to Covered Personnel at regular time intervals. The subject matter covered by training is relevant to their responsibilities and covers, as applicable; the DBRS codes of conduct; credit rating methodologies; DBRS's policies, procedures and controls for managing conflicts of interest and governing the holding and transacting in trading instruments; and DBRS's policies and procedures for handling Confidential Information and/or MNPI.

5. Enforcement and Disclosure of the Code and Communication with Market Participants

(5.1) DBRS disclosures are, to the best of its knowledge, complete, fair, accurate, timely and understandable to investors and other users of credit ratings.

(5.2) The Business Code has been drafted in accordance with the IOSCO Code. In the case of Section 2.9, DBRS supports a Structured Finance Issuer disclosure regime; however, DBRS does not disclose in its rating announcements the extent to which the Issuer complies with its disclosure obligations as DBRS believes that it is the obligation of the Issuer to provide this information. DBRS believes that this modified provision achieves the objectives contained in the IOSCO Code and the principles that underlie it. In the case of Section 3.11, DBRS does not publically disclose private credit rating actions, which is a departure from the IOSCO Code disclosure requirements. In the case of Section 4.2, DBRS' risk management function is not completely independent of its internal audit function, as DBRS believes the consolidation of these functions under one individual provides tangible benefits to the Company, by allowing for a more seamless and efficient flow of information between the two groups and by reducing some overlap in functionality. The head of internal audit and risk management reports directly to each DBRS Board, permitting each DBRS Board to evaluate the effectiveness of the risk management function. In addition, a DBRS Board may choose to periodically engage independent third parties to review and provide assurance with respect to the effectiveness of the risk management function. As a result, DBRS believes this modified provision achieves the objectives of the IOSCO Code and the principles that underlie it.

The GCCO and RCOs are responsible for the oversight of DBRS compliance with the Business Code and the compliance of Covered Personnel with the Employee Code of Conduct. DBRS discloses any material modifications made to this Business Code or how it is implemented and enforced on a timely basis.

(5.3) The GCCO is charged with communicating with market participants and the public regarding any complaints that DBRS may receive. Contact details for the GCCO are included in Appendix II to the Business Code.

(5.4) The Business Code, Methodologies, historical performance data and any other disclosures, as applicable, are all publicly and prominently available free of charge on the DBRS website.

Appendix I: Definitions

Analytical Personnel

Analytical Personnel (singular, Analytical Person or analyst) means DBRS Covered Personnel who participate in the determination, approval, monitoring, or discontinuation of credit ratings or who participate in the development, review, or discontinuation/withdrawal of methodologies used in determining credit ratings.

Affiliate

An affiliate means an entity that directly or indirectly controls, is controlled by or is under common control with another entity.

Associate

Where used to indicate a relationship with DBRS or an Analytical Person, associate means,

    a. *Any company of which DBRS or an Analytical Person beneficially owns, directly or indirectly, voting securities carrying more than 10% of the voting rights attached to all voting securities of the company for the time being outstanding,*

    b. *Any partner of DBRS or an Analytical Person,*

    c. *Any trust or estate in which an Analytical Person has a substantial beneficial interest or as to which he or she serves as trustee or in a similar capacity, or*

    d. *Any immediate family member of an Analytical Person who resides in the same home as that person.*

Confidential Information

DBRS defines Confidential Information to include:

    a. *Data and information DBRS receives from or on behalf of an issuer or entity in connection with DBRS's business which DBRS knows, or should reasonably know, is information confidential to the issuer, entity or agent. This does not include data or information that: (i) was previously known to DBRS through independent sources; (ii) was lawfully received from a third party without an obligation of confidence; (iii) was in, or has become part of, the public domain; (iv) has been publicly released by the issuer, entity and/or its authorized agent on a prior basis; or (v) is required to be released or disclosed by law.*

    b. *Data and information with respect to a pending DBRS credit opinions that has not yet been publicly disclosed.*

    c. *Confidential Information further includes a class of price-sensitive information, known as Material, Non-Public Information ("MNPI").*

DBRS Management

DBRS Management means those members of DBRS Covered Personnel who have personnel management responsibilities and/or have significant accountabilities and impact on DBRS business. Certain DBRS Management are also DBRS officers and directors.

DBRS Covered Personnel

DBRS Covered Personnel means all full-time or part-time DBRS employees, interns, co-ops, contractors and consultants. This includes Analytical and Non-Analytical Personnel.

Immediate Family Member

Immediate Family Member means the spouse, domestic partner, child or other relative or person living with or financially dependent on a DBRS Analytical Person.

Appendix I: Definitions (Continued)

Issuer

Issuer means an entity that issues debt, debt-like securities or a credit commitment or an obligation. For the purposes of this definition, "Entity" as defined by the IOSCO Code means a government; political subdivision, agency or instrumentality of a government; or a company, corporation, partnership, trust, estate or association and "Obligation" as defined by the IOSCO Code means a trading instrument, credit commitment, loan or other similar product or transaction that has inherent credit risk.

Material Non-Public Information (MNPI)

DBRS defines MNPI as information that has not been disclosed in such a way as to achieve a broad dissemination to the investing public generally, and:

   a. *If it were publicly known, that information would or would reasonably be expected to result in a significant change in the market price or value of a traded Security; or*
   b. *There is a substantial likelihood that a reasonable investor would consider that information important in making an investment decision.*

Non-Analytical Personnel

Non-Analytical Personnel means all DBRS Personnel not categorized as Analytical Personnel.

Rating Committee

Rating Committee means the body that determines and approves rating decisions and actions on behalf of DBRS. Rating Committees are composed of Analytical Personnel who have the appropriate knowledge and experience in developing a rating opinion for the type of rating being considered and are composed of a quorum of voting members in accordance with the Company's established policies and procedures. There are separate Rating Committees for Corporate and Structured Finance.

Securities

Securities are any non-deposit financial instrument that is, or is derived from, any equity or fixed-income security. This includes, but is not limited to: stocks, bonds, debentures, options, equity securities, convertible securities, warrants, derivative instruments (including swaps, commodities and futures based on or linked to equity or fixed-income securities), notes, collective investment schemes, fixed annuities, variable annuities, open- or closed-end mutual funds, Exchange Traded Funds (ETFs) and Unit Investment Trusts (UITs).

Appendix II: Reporting Complaints Regarding DBRS — Submissions by Non-Employees

DBRS has established a procedure so that any complaints received from external parties regarding credit ratings opinions, Methodologies and its adherence to securities laws, rating and compliance policies and procedures are subject to standard intake, evaluation and remediation processes.

Anyone may report a complaint regarding DBRS or tips alleging a violation of legal or regulatory obligations directed to the GCCO of DBRS in writing, as follows:

DBRS Global Chief Compliance Officer
140 Broadway, 43rd floor
New York, New York 10005
United States
compliance@dbrs.com

The GCCO directs any complaint(s) regarding the NRSROs to the NRSRO DCO, if the DCO is not the current GCCO.

Complaints may be made on a confidential or anonymous basis. Complaints will be investigated according to the Company's standard procedures and a written response will be provided in due course, in cases where the identity of the complainant has been provided.

Tips alleging that an Issuer of Securities rated by DBRS has committed or is committing a material violation of the law may be referred to an appropriate law enforcement or regulatory body as required by statute.

DBRS Covered Personnel who are the direct recipients of external complaints are required to immediately forward the details of the complaint and the complainant's contact information to the GCCO.



Corporate Headquarters

DBRS Limited
DBRS Tower
181 University Avenue, Suite 700
Toronto, ON M5H 3M7
Tel. +1 416 593 5577
Fax +1 416 593 8432
Email: info@dbrs.com

United States

DBRS, Inc.
333 West Wacker Drive, Suite 1800
Chicago, IL 60606
Tel. +1 312 332 3429
Fax +1 312 332 3492

DBRS, Inc.
140 Broadway, 43rd Floor
New York, NY 10005
Tel. +1 212 806 3277
Fax +1 212 806 3201

DBRS, Inc.
100 First Stamford Place
Bldg 100 2 West
Stamford, CT 06902
Tel. +1 203 883 5877
Fax +1 203 614 1396

Europe

DBRS Ratings Limited
20 Fenchurch Street
31st Floor
London
EC3M 3BY
Tel. +44 (0)20 7855 6600
Fax +44 (0) 20 3137 5129

DBRS Ratings GmbH
Neue Mainzer Straße 75
60311 Frankfurt am Main
Germany
Tel. +49 (69) 8088 3500

DBRS Ratings GmbH, Sucursal en España
Calle del Pinar, 5
28006 Madrid
Spain
Tel. +34 (91) 7456020

Document Control Number: 20190225-024



MORNINGSTAR CREDIT RATINGS, LLC (MCR)

Policy and Procedure

Code of Ethics

Table of Contents

1.   Introduction

This Code of Ethics (the Code) sets forth the standards of conduct expected of all Access Persons of MCR. This Code is designed to guide Access Persons with respect to standards of business conduct and personal investment activities.

MCR is required to provide all Access Persons with a copy of this Code and any amendments hereto. Each Access Person is required to provide the compliance department with a written acknowledgement of his or her receipt of the Code and any amendments hereto.

MCR requires its Access Persons to comply with this Code, MCR's Code of Conduct and Confidential Information and Analytical Firewall Policy, which are incorporated herein by reference. Copies of MCR's Code of Conduct and Confidential Information and Analytical Firewall Policy are made available on MCR's public website, at morningstarcreditratings.com as part of MCR's form NRSRO, exhibits 7 and 3, respectively.

2.   Standards of Business Conduct

A. Placing the Interests of our Clients First

This Code is based on the principle that MCR and you, as an Access Person, owe a responsibility to best serve our Clients. Accordingly, you must avoid activities, interests and relationships that might interfere or appear to interfere with making decisions in the best interests of our Clients. The Code seeks to place the interests of our Clients over the interests of MCR and any Access Person.

At all times, you must:

1.   **Place the Interests of our Clients First**. In other words, you must scrupulously avoid serving your own personal interests ahead of the interests of our Clients.

2.   **Conduct all of your Personal Securities Transactions in full compliance with this Code.** You must not take any action in connection with your personal investments that could cause even the appearance of unfairness or impropriety. Accordingly, you must comply with the policies and procedures set forth in this Code. Doubtful situations should be resolved against your personal trading.

3.   **Avoid Taking Inappropriate Advantage of your Position**. The receipt of investment opportunities, Gifts, or gratuities from persons seeking business with MCR directly or on behalf of a Client could call into question the independence of your business judgment. Doubtful situations should be resolved against your personal interest.

B. Legal Compliance

Access Persons must obey all laws and regulations applicable to MCR's business, including but not limited to, the applicable Federal Securities Laws. You should contact the compliance department or MCR legal counsel with any question.

C. Compliance Department

No member of the compliance department may take part in a decision relating to a Covered Security in which such person has or, as part of the transaction in question, would acquire Beneficial Ownership. For any decision relating to a Covered Security for which a compliance department member has or, as part of the transaction in question, would acquire Beneficial Ownership in a Covered Security, the other compliance department member will have final decision making authority. If both members of the compliance department have or, as part of the transaction in question, would acquire Beneficial Ownership in a Covered Security, the matter will be referred to the general counsel office of Morningstar, Inc.

3.   Managing Conflicts of Interest

A. Prohibited Conflicts

MCR is prohibited from having the following conflicts of interest relating to the issuance or maintenance of a Credit Rating as a Credit Rating Agency:

1.   Issuing or maintaining a Credit Rating solicited by a person that, in the most recently ended fiscal year, provided MCR with net revenue (as reported under rule 17g-3 of the Exchange Act) equaling or exceeding 10% of its total net revenue for the fiscal year;

2.   Issuing or maintaining a Credit Rating with respect to a person (excluding a sovereign nation or an agency of a sovereign nation) where MCR, a credit analyst that participated in determining the Credit Rating, or a person responsible for approving the Credit Rating, directly owns Securities of, or has any other direct ownership interest in, the person that is subject to the Credit Rating;

3.   Issuing or maintaining a Credit Rating with respect to a person associated with MCR;

4.   Issuing or maintaining a Credit Rating with respect to an obligor or Security where MCR or a person associated with MCR made recommendations to the obligor or the issuer, underwriter, or sponsor of the Security about the corporate or legal structure, assets, liabilities, or activities of the obligor or issuer of the Security;

5.   Issuing or maintaining a Credit Rating where the fee paid for the rating was negotiated, discussed, or arranged by a person within MCR who has responsibility for participating in determining Credit Ratings or for developing or approving procedures or methodologies used for determining Credit Ratings, including qualitative and quantitative Models; or

6.   Issuing or maintaining a Credit Rating where a person within MCR who participates in determining or monitoring the Credit Rating, or developing or approving procedures or methodologies used for determining or monitoring the Credit Rating, including qualitative and quantitative Models also:

      (a) Participates in sales or marketing of a MCR product or service or a product or service of an affiliate of MCR (including, but not limited to, Morningstar, Inc.); or

      (b) Is influenced by sales or marketing considerations.

With regard to the prohibitions in paragraphs (1), (5), and (6) above, to the extent the Commission permits exemptions by rule, order, and waiver or otherwise, it shall not be a violation of this Code to engage in the forgoing activities, if MCR obtains such an applicable exemption. With respect to paragraph (1) above, actual and forecasted revenues will be analyzed by the compliance department each month for concentrations exceeding 10%. When it is reasonably certain to assume that revenues will not change significantly from the forecast and the concentrations shown reflect revenues for a particular Client will exceed 10% for a particular Client by the fiscal year-end, an exemption request will be submitted to the Commission. Generally, MCR will not be able to determine this prior to the close of the third quarter of its fiscal year. At which time, a request for an exemption, if required, will be initiated. MCR will disclose such conflict of interest in its form NRSRO, even if an exception, waiver, or order by the Commission grants MCR relief from the above prohibition.

With regard to paragraph (6) above, the prohibition applies to all applicable employees and to members of the board or similar body which carries out oversight of MCR pursuant to requirements set out within the Dodd-Frank Act and related Commission rules.

B. Gifts, Meals, and Entertainment

MCR is prohibited from issuing or maintaining a Credit Rating where an Analytical Staff who participated in determining or monitoring the Credit Rating, or a person responsible for approving the Credit Rating received Gifts, including entertainment, from the obligor being rated, or from the issuer, underwriter, or sponsor of the Securities being rated. Therefore, Analytical Staff, including immediate family members; may not accept or give any such Gifts, entertainment, or other types of benefits Analytical Staff may accept or offer business meal through ordinary course of reimbursement of expenses incurred as part of the engagement and must be appropriately documented.

Access Persons, such as non-analytical employees may solicit and receive, and give Gifts, gratuity, or other item from/to any person or entity that does business, or desires to do business, with MCR directly or on behalf of a Client. This is not limited to issuers, underwriters, or sponsors, and can include any other users of our Credit Ratings, vendors, data and service providers, or similar such persons or entities who would like to do business with MCR in the future. However, it must be disclosed to Compliance (Chief Compliance Officer or Regional Compliance Officer). For further clarification, refer to the DBRS Separation of Analytics from Commercial Considerations, and Gift, Benefits, and Entertainment Global Procedure.

All Gifts, Meals, and Entertainment should be promptly reported to the compliance department before being consumed or accepted. If the Gift is tangible and the receipt of the Gift violated applicable Federal Securities Laws and/or this Code, the compliance department may make arrangements to have the Gift returned, donated, or destroyed. If the Gift violates this Code or applicable Federal Securities Laws, a letter explaining MCR's policy with respect to Gifts will be sent to the applicable issuer, arranger, underwriter, or sponsor.

Annually, you will be asked to certify that you have not received any such Gifts for which your receipt thereof was not approved by the compliance department or permissible under this Code.

All employees are prohibited from giving anything of value to any government officials, other than light refreshments in the course of normal business meetings. "Anything of value" includes, but is not limited to, paying for extravagant meals, providing money, Gifts, or entertainment, as well as paying for travel expenses or conference fees.

C. Service as a Director, Officer, or Similar Function of Other Entities

MCR is prohibited from issuing or maintaining a Credit Rating where a credit analyst, who participated in determining the Credit Rating, or a person responsible for approving the Credit Rating, is an officer or director of the person that is subject to the Credit Rating. In determining whether Securities are rated by MCR, you must obtain confirmation from the compliance department.

Access Persons may not engage in any outside employment, consulting or other activity that would create an actual or apparent conflict of interest with their employment with MCR. In determining whether any outside employment, consulting, or other activity would create an actual or apparent conflict of interest with your employment with MCR, you must obtain confirmation from the compliance department.

Access Persons may not serve on the board of directors or other governing board of a publicly traded company, even though it is not an obligor, issuer, sponsor, underwriter or arranger of any Securities for which MCR issues or maintains a Credit Rating, unless the Access Person has received the prior written approval of the compliance department. Approval may be withheld at the discretion of the compliance department and will not be given unless a determination is made that your service on the board would not be inconsistent with the interests of our Clients or violate or potentially violate any Federal Securities Laws. Even if MCR approves your serving in such capacity for another company, you may not have any ownership interest in, or affiliation, business relationship or other financial or personal interest with, that company, unless you have received the prior written approval of the compliance department. Approval may be withheld at the discretion of the compliance department and will not be given unless a determination is made that such interest would not be inconsistent with the interests of our Clients or violate or potentially violate any Federal Securities Laws.

In cases where an Access Person has an Immediate Family who currently works for a rated entity (for structured finance, this includes any party to a structured finance transaction that could be impacted monetarily by a given rating level assigned by MCR), the Access Person must notify the compliance department of such employment prior to becoming involved in any analytical work pertaining to the rated entity. The compliance department will evaluate the circumstances of such employment to determine whether a conflict of interest exists. The compliance department will then inform the Access Person whether it is appropriate to become involved in analytical work pertaining to the rated entity.

Annually, you will be asked to certify that you have not violated the foregoing Code provisions. In addition, appropriate measures must be taken in accordance with the non-Morningstar business activities section of Morningstar Inc.'s Code of Ethics.

D. Insider Trading and Safeguarding Material Nonpublic or Confidential Information

1. Access Persons are prohibited from engaging in transactions in any Securities while in possession of material and/or Nonpublic Information regarding the Securities (so-called Insider Trading). Access Persons are also prohibited from providing material and/or Nonpublic Information to any person who might use the information to purchase or sell Securities (so-called Tipping). Any questions regarding MCR's policy on Insider Trading or the application of the Insider Trading policy to any specific information should be directed to a member of the compliance department. Insider Trading can result in significant civil penalties and can result in criminal prosecution.

    (a) Confidential Information. Access Persons should observe the confidentiality of information that they acquire by virtue of their employment at MCR, including information concerning customers, competitors and other Access Persons, except where disclosure is approved by the DCO of MCR or otherwise legally mandated. Of special sensitivity is financial information, which should under all circumstances be considered confidential except where its disclosure is approved by MCR, or when it has been made publicly available in a press release or a report filed with the Commission or other comparable regulatory authority.

2.   _Information safeguarding._ Access Persons are required to take all reasonable steps to safeguard all material, nonpublic and/or Confidential Information obtained through their employment at MCR from fraud, misappropriation or misuse, and to maintain the analytical firewalls set forth in MCR's Confidential Information and Analytical Firewall Policy. To protect this type of information and maintain adequate analytical firewalls, Access Persons should maintain the following safeguards:

(a)   Analysts may discuss the analysis supporting the Credit Rating for a particular transaction or Security with an investor or subscriber. In the case of an initial rating, analysts may discuss the analysis supporting the rating on investor calls only after the issuer or one of its agents have distributed the preliminary disclosure documents or similar materials. However, an analyst should never discuss material, nonpublic, and/or Confidential Information with any investor or subscriber. Analysts should discuss only the information publicly disclosed and their analysis of the rating.

If investors or subscribers make an inquiry regarding fees, contract provisions, or new products, analysts should refer these persons to the Sales and Marketing Staff.

If an investor or subscriber provides the analyst with new or different information that may be relevant for his or her rating analysis, the analyst may investigate the information provided. Analysts should notify the compliance department if they are unable to determine whether such claims are material, nonpublic, and/or Confidential Information, before utilizing the information in any rating analysis.

(b)   Access Persons are prohibited from having discussions regarding Material, Nonpublic, and/or Confidential Information under circumstances in which others could overhear these conversations or in locations where applicable analytical firewalls between MCR groups could be compromised. Furthermore, information that is covered by this provision applies at all times to communications both inside and outside MCR's offices. Access Persons should enter or reserve a private conference room for these discussions. Access Persons must refrain from having conversations related to such information in public locations, such as restaurants, subways, trains, elevators, taxis, and airplanes, and from using speakerphones in those locations.

(c)   Credit Ratings files, documents, and related work products must not be left in the open for unauthorized personnel to see. Excess or additional copies of materials and documents properly stored in accordance with applicable law should shredded when no longer used. In addition, issuer files may not be released to any third parties without the express written consent or direction of the issuer, except in response to any valid request for such information contained in a subpoena, court order, or as otherwise required by applicable law or by any judicial, legislative, or regulatory authority.

If a matter is of a particularly sensitive nature, additional precautions may be appropriate. These could include keeping files secured in locked cabinets or other secure places, arranging for special handling of files, and utilizing private conference rooms when speaking on the telephone to avoid being overheard. If an Access Person's desk is situated where unauthorized persons may see such materials, sensitive papers should be locked and/or kept in drawers, turned face side down, or otherwise concealed.

E. Monitoring, Investigations and Other Conflicts of Interest

1.   MCR Access Persons must cooperate with all monitoring, controls, and investigations conducted by the

compliance department in its efforts to manage and monitor conflicts of interest. This includes, but is not limited to:

(a) Making yourself available for interviews as part of the internal audit process and answering questions asked honestly;

(b) Completing all periodic and one-time certifications required under this Code and any other policies and procedures adopted from time to time;

(c) Participating in all personal Securities reporting and monitoring activities as required by this Code;

(d) Maintaining proper records of rating actions as required under applicable law;

(e) MCR's policies and procedures;

(f) Completing annual internal questionnaires and certifications regarding your background, business relationships, and experience; and

(g) Properly documenting and tracking calls and correspondences with investors, subscribers, issuers or arrangers as may be requested by the compliance department.

2. From time to time, the compliance department may monitor potential conflicts of interest that are not directly prohibited under applicable law but may affect the integrity of the Credit Rating process. Access Persons are subject to such policies, protocols and procedures that may be developed to address such conflicts of interest in the future.

4. Personal Securities Transactions

A. Trading in General

An Access Person is prohibited from using or sharing material, nonpublic and/or Confidential Information for the purpose of trading any Security. Please refer to section 3 D. 1 of this Code for more details.

An Access Person or an Immediate Family is prohibited from buying, selling, engaging in any type of transaction or having any direct/indirect Beneficial Ownership in any Covered Security issued, guaranteed, or otherwise supported by any entity (i.e. issuer, obligor) within an Access Person's analytical responsibility in MCR. For structured finance analytical groups, this prohibition also extends to other transaction parties of a structured finance transaction. Analytical responsibility includes but is not limited to participating in determining the Credit Rating in any capacity, approving the Credit Rating and monitoring the Credit Rating.

Additionally, Analytical Staff or an Immediate Family may not hold or trade sector Funds that correspond to the sector(s) in which they either regularly influence a Credit Rating or have access to material, nonpublic and/or Confidential Information.

Restricted lists are provided for all Analytical Staff in order to allow clear understanding of what constitutes analytical responsibility. Restricted lists contain a listing of Securities that cannot be held or traded by Analytical Staff within the practice area or by their Immediate Family. Restricted lists are posted on P:→ Templates and Lists and updated periodically by compliance in collaboration with analytical group heads. If you conduct analytical work or have access to Nonpublic Information in more than one practice area, the restricted lists of all such analytical practice areas will apply to you. For guidance on the restricted lists and sector Funds, please refer to the Personal Securities Transaction (PST) guidelines.

An Access Person must report, in compliance with the provisions set forth below, any Purchase or Sale of a Covered Security in which such Access Person or an Immediate Family have, or by reason of the transaction will acquire any direct or indirect Beneficial Ownership.

At any time, the compliance department may identify actual or potential conflicts of interest and by email notify Access Persons that personal Securities transactions in a certain Client or Security may be prohibited, limited or subject to pre-clearance. An Access Person or an Immediate Family could be asked to divest their interests or hold their interests for an indefinite period of time.

MCR Access Person or an Immediate Family are also subject to relevant requirements in Morningstar Inc.'s Securities trading and disclosure policy such as but not limited to blackout periods for buying or selling Morningstar Inc's Securities. Restricted stock units are subject to reporting requirements upon execution of any transactions.

B. Pre-Clearance

Access Persons must seek to obtain pre-clearance trading approval from the analyst's manager, the manager's designee, or the compliance department to purchase or sell any Covered Security for which the Access Person or an Immediate Family have or will have by reason of the trade acquire Beneficial Ownership of a Covered Security that MCR provides a Credit Rating or other forms of opinion including ranking and assessment on such Covered Security.

Securities that MCR rates, which are not on an analyst's restricted list, may be traded subject to pre-clearance by the analyst's manager, the manager's designee, or the compliance department.

Access Persons can seek pre-clearance for certain transactions that may otherwise be prohibited by this Code in the event of a documented financial hardship or the settlement of an estate, so long as the transaction would not violate Federal Securities Laws.

The analyst's manager, the manager's designee, or the compliance department retains the sole discretion to pre-clear transactions. Pre-clearance approvals need to be obtained prior to the transaction's execution. Requests can be made via email or another form acceptable to the compliance department. Compliance will generally reach out to the individual's manager to discuss access to and influence over, the Credit Rating in question. Pre-clearances are valid until the end of the following business day.

This pre-clearance requirement does not apply to the Purchase or Sale of a Covered Security in a blind trust, separately managed accounts, wrap account, or similar arrangement where the person covered by this policy does not direct the trustee, money manager, or other investment advisor who has discretion over the Funds to make the particular purchase or sale.

C. Reporting

The compliance department shall identify and inform all Access Persons of their duty to complete and provide the account statements and reports described below in sections E - H. The compliance department will review such account statements and reports.

Such account statements and reports received by MCR shall be kept confidential except to the extent that disclosure may be required by regulatory authorities and that disclosure, on a confidential basis, may be made for an audit of compliance procedures.

D. Additional Restrictions for Certain Analysts, Divisions or Groups

Certain MCR Access Person or an Immediate Family may be subject to additional restrictions with respect to whether they may hold certain Securities.

Analytical Staff or an Immediate Family must not engage in any Purchase or Sale of a Covered Security in which such analyst has, or by reason of the transaction will acquire, any direct or indirect Beneficial Ownership, if that Covered Security is:

(a) Issued by a Third-Party Service Provider that is subject to a current ranking or assessment (or similar determination, regardless of title) issued and maintained by MCR; and (ii) the analyst either participated in determining, or was responsible for approving, that ranking or assessment (or similar determination, regardless of title); or

(b) Issued by a Third-Party Service Provider, or the parent or an affiliate thereof, that the compliance department, in its sole discretion, has designated as a Third-Party Service Provider whose Securities may not be held by an analyst within the operational risk assessment group who either participated in determining, or was responsible for approving, that Third-Party Service Provider's ranking or assessment (or similar determination, regardless of title); and (ii) the analyst either participated in determining, or was responsible for approving, that ranking or assessment (or similar determination, regardless of title). In furtherance of this subparagraph, the compliance department may, from time to time, designate a Third-Party Service Provider, or the parent or certain or all affiliates thereof, as an issuer whose Securities may not be held by an analyst within the operational risk assessment group who either participated in determining, or was responsible for approving, that Third-Party Service Provider's ranking or assessment (or similar determination, regardless of title).

An analyst is deemed to have participated in determining or approving a ranking or assessment if the analyst participated in its determination or approval in any manner, including participation on a committee that was responsible for such determination or approval.

E. Initial Accounts and Holdings Reports

If you are an Access Person, you must report no later than ten (10) days after becoming an Access Person to the compliance department the following information:

(a) The name, holding type, holding account, and number of shares of each Covered Security in which the Access Person or an Immediate Family had any direct or indirect Beneficial Ownership as of the date the person became an Access Person;

(b) The name of the account, account number, account type and broker, dealer or bank with which the Access Person or an Immediate Family maintains an account in which any Covered Securities are held for the direct or indirect benefit of the Access Person or an Immediate Family as of the date the person became an Access Person; and

(c) The date that each report is submitted by the Access Person.

F. Quarterly Transaction Reports

Every Access Person must report to the compliance department no later than thirty (30) days after each calendar quarter end the following information:

(a) With respect to any transaction during the quarter in a Covered Security in which the Access Person or an Immediate Family had or acquired any direct or indirect Beneficial Ownership:

1. The date of the transaction, the name, the interest rate and maturity date (if applicable), and the number of shares of each Covered Security involved;

2. The nature of the transaction (i.e., purchase, sale or any other type of acquisition or disposition);

3. The price of the Covered Security at which the transaction was effected;

4. The name broker, dealer or bank with or through which the transaction was effected; and

5. The date that the report is submitted by the Access Person.

The foregoing includes reporting Securities acquired through a Gift, inheritance, marriage or similar event.

(b) With respect to any account established by the Access Person or an Immediate Family in which any Covered Securities were held during the quarter for the direct or indirect benefit of the Access Person.

1. The name of the account, account number, account type, and broker, dealer or bank with which the Access Person or an Immediate Family established the account;

2. The date the account was established; and

3. The date that the report is submitted by the Access Person.

(c) If an electronic feed is received on the account(s) reported, then the Access Person should review the quarterly transaction report and make any edits needed before certifying it. If an electronic feed is not provided, then the Access Person must manually enter any transactions and upload the relevant statements.

G. Annual Holdings Reports

If you are an Access Person, you must report no later than thirty (30) days after the calendar year end, the following information:

(a) The name, holding type, holding account, and number of shares, of each Covered Security in which the Access Person or an Immediate Family has any direct or indirect Beneficial Ownership and is not held in an account reported in subsection (b) below;

(b) The name of any broker, dealer or bank and the related account number with which the Access Person or an Immediate Family maintains an account in which any covered Securities are held for the direct or indirect benefit of the Access Person; and

(c) The date that the report is submitted by the Access Person.

If an electronic feed is received on the account(s) reported, then the Access Person should review the transactions section of the annual combined report and make any edits needed before certifying it.

The above information is required to be updated annually. More specifically, each Access Person must submit annually a holdings report setting forth the above-specified information, which must be current as of a date no more than forty-five (45) days before the report is submitted.

H. Exceptions to Reporting Requirements

Individuals who are not in an analytical role are not required to report any mutual Fund holdings. Analytical Staff are only required to report sector mutual Fund holdings and are not required to report diversified mutual Fund holdings. Analytical Staff are not required to report sector mutual Funds purchased pursuant to an automatic allocation feature within Morningstar's 401(k) plan on the quarterly transaction report. Furthermore, sector Funds that are purchased pursuant to an automatic allocation feature within Morningstar's 401(k) plan shall not be deemed to be restricted or prohibited.

5. Complaint Policy

A. Regulatory Requirement

Section 15e(j) of the Securities Exchange Act of 1934 (the Exchange Act) requires that the DCO of MCR to establish procedures for the receipt, retention, and treatment of Complaints regarding Credit Ratings, Models, methodologies, and compliance with the Federal Securities Laws and the policies and procedures developed under section 15e of the Exchange Act and that may be submitted on a confidential, anonymous basis by employees or users of MCR's Credit Ratings.

B. What Constitutes a Complaint

Complaints need not be hostile and can be merely suggestions, concerns, inquiries, allegations, suspicions, or questions that may suggest: (i) a failure to follow published methodologies, criteria, and Models; (ii) errors in the application of methodologies, criteria or Models, including the selection of the Model used; (iii) unfair or inappropriate application of our ratings, Models, criteria or methodologies; (iv) inappropriate activity or errors by an analyst; and (v) a possible violation of the law.

This can include, but is not limited to, Complaints that:

(a) Mention MCR Models, methodologies, criteria, ratings, or any processes, policies or procedures related to the forgoing;
(b) Mention conduct of an Access Persons at a ratings or criteria committee meeting or conduct attempting to influence the outcome of these meetings;
(c) Relate to analyst's compensation being affected by or threatened by a given course of action;
(d) Relate to an analyst's competency or ability to do his or her job;
(e) May indicate an error was made by the analyst with respect to his or her rating analysis or in the development or testing of a Model that was published or impacted MCR's ratings;
(f) Suggest that MCR's controls or protocols were not followed or bypassed;
(g) Suggest that Confidential Information may have been shared inappropriately - either externally or internally;
(h) Suggest that financial or sales information was shared with analysts or other Access Persons who are responsible for developing Models, methodologies, or criteria used in the rating process or actively participate in the rating process;
(i) Suggest that an Access Person has a conflict of interest--which may be personal or professional;
(j) Relate to an Access Person's outside business activities, like outside directorships, employment or businesses;
(k) Suggest that an Access Person received a Gift from a Client, vendor, or other party who is or would like to be doing business with MCR;
(l) Suggest that an Access Person is not following policies and procedures with respect to the appropriate use of information technology; or
(m) Suggests that an Access Person is not following policies and procedures regarding safeguarding confidential or other sensitive information.

Complaints may be submitted on a confidential, anonymous basis. If you are unsure whether a communication you receive or a concern that you have is a Complaint, you should report it as such and allow the compliance department to make the final determination as to whether it is a Complaint subject to this policy.

C. Complaint Reporting

Complaint reporting pertaining to MCR's Credit Ratings, Models, and methodologies --or compliance with applicable Federal Securities Laws--should be conducted as follows:

Access Persons and/or a Morningstar, Inc. human resource representative are required to immediately notify their direct supervisor and the compliance department in writing of any Complaints that (a) the Access Person has; (b) the Access Person receives from users of MCR's Credit Ratings; or (c) the Access Person receives from another MCR Access Person.

Access Persons and/or a Morningstar, Inc. human resource representative should not independently respond to or settle any Complaint made by a user of MCR's Credit Ratings or by another MCR Access Person. If the Complaint involves the Access Person's director supervisor or MCR's president, the Access Person need not notify such supervisor or the president of such Complaint. If a Complaint involves inappropriate action by the DCO, it should be forwarded to the global chief compliance officer of Morningstar Inc.

Access Persons and users of MCR's Credit Ratings may submit any Complaints to MCR's compliance department by one of the following methods:

(a) Via email to the NRSRO compliance mailbox:
NRSROcompliance@ morningstar .com

(b) Via website:
  i. Submit a Complaint under regulatory affairs on the MCR website; or
  ii. Global compliance website:
integrity-helpline.com/morn.jsp

(c) Via phone call:
  i. To an Access Person;
  ii. Toll-free number to MCR general hotline 1-800-299-1665; or
  iii. Morningstar Inc. ethics hotline at 1-800-555-8316.

The caller should request to speak to someone in the compliance department.

(d) Via mail or courier to:
Morningstar Credit Ratings, LLC
4 World Trade Center, 48th floor
150 Greenwich Street
New York, NY 10007
Attn: Compliance Department

Access Persons and/or a Morningstar, Inc. human resource representative shall encourage complainants to submit Complaints in writing. If the complainant is unwilling to submit the Complaint in writing, the Access Person who receives the oral Complaint must endeavor to obtain all the information laid out below and report the information to the compliance department via email at NRSROcompliance@ morningstar. com by the end of the next two business days. Any Complaints received via voicemail should not be erased and must be forwarded to the MCR compliance department.

Unless the Complaints are submitted anonymously, the recipient of the Complaint should forward all information and documentation, if any, associated with the Complaint. The information and documentation provided should assist the compliance department in creating the Complaint file that it is required to maintain under its policies. Therefore, it would expect to receive the following information and copies of documentation, to the extent available (a Complaint reporting form is available for use or as a reference of information to be submitted, in appendix a)
(a) A copy, transcript, or recording of the Complaint (if not available, a summary of the Complaint);
(b) The dates the incidents described in the Complaint occurred;
(c) The date the Complaint was received;
(d) Documents gathered during the investigation of the Complaint;
(e) Any follow-up communications with the complainant after the Complaint was received;
(f) Whether the complainant requested confidentiality; and

(g) Any actions or response taken, and any dates associated therewith.

The compliance department in its discretion can return documents that in its determination are irrelevant to the Complaint or its investigation.

Complaints will be shared internally only when such persons have a legitimate business reason to know or are actively assisting in the investigation and/or resolution of the Complaint.

D. Responsibility for and Treatment of Complaints

Supervisors and the compliance department will deal with Complaints in a responsive and fair manner.

Each supervisor has a responsibility for ensuring that his or her direct reports are aware of their responsibilities in handling Complaints in accordance with firm's policies. Each supervisor is responsible for supporting the compliance department and MCR in fulfilling its responsibility to investigate Complaints in a timely manner and provide all information requested by the compliance department that is responsive to a Complaint. Each supervisor is responsible for reminding his or her direct reports that they are responsible for informing the compliance department of Complaints they have regarding the firm's Credit Ratings, Models and methodologies, and suspected violations of applicable Securities laws and that they have the ability to submit Complaints on an anonymous and confidential basis using one of the methods in section C above.

The compliance department is responsible for investigating in a timely and complete manner all Complaints received. After careful consideration of all the facts, circumstances, and information received pertaining to the Complaint, the DCO is responsible for providing a recommendation to the applicable supervisor and/or MCR's president as to what action or actions should be taken.

The compliance department is responsible for ensuring that MCR appropriately addresses and responds to all written and oral Complaints received.

The compliance department will maintain a Complaint file for a period no less than is required under applicable law that can contain the following items, as applicable:

(a) A copy, transcript or recording of the Complaint (if not available, a summary of the Complaint);
(b) The dates the incidents described in the Complaint occurred;
(c) The date the Complaint was received;
(d) Documents gathered during the investigation of the Complaint;
(e) Any follow-up communications with the complainant after the Complaint was received;
(f) Whether the complainant requested confidentiality;
(g) Any actions or response taken, and any dates associated therewith;
(h) Recommendations as to what action or actions should be taken with respect to this Complaint;
(i) The date and content of any final written response; and
(j) Action taken by MCR in light of the Complaint and recommendations.

6. Reporting of Violations

If an Access Person becomes aware of any violation(s) or potential violation(s) of any of the provisions of this Code, such Access Person must report such violation(s) or potential violation(s) promptly to a member of the compliance department. The DCO is required to receive all reports of such violations. Failure to report in a prompt manner any violation(s) of this Code that an Access Person is aware of will be considered itself a violation of the Code and subject to remedial action.

Access Persons shall refer to the DCO any information that alleges that an issuer of Securities rated by MCR has committed or is committing a material violation of law that has not been adjudicated by a federal or state court.

7. Remedial Actions

If you violate this Code, you are subject to remedial actions, which may be recommended by the compliance department, that may include, but are not limited to, progressive discipline, disgorgement of profits, imposition of a substantial fine, demotion, suspension or termination.

8. Administration

A. Interpretations and Exceptions

Please refer any questions regarding the applicability, meaning or administration of this Code to a member of the compliance department in advance of any contemplated transaction. Exemptions from certain provisions of this Code may be granted by the compliance department if it is determined that the Fundamental obligations of the person involved are not and will not be compromised. In no instance will exemptions be granted if the exemptions are not permitted under the applicable Federal Securities Laws.

B. Questions

Questions regarding this Code of Ethics should be addressed to a member of the compliance department.

C. Review

The compliance department will annually review the adequacy of the Code and the effectiveness of its implementation.

D. Annual Certificate of Compliance

You are required to certify upon commencement of your employment or the effective date of this Code, whichever occurs later, and annually thereafter, that you have read and understand this Code and recognize that you are subject to this Code. Each annual certificate will also state that you have complied with the requirements of this Code during the prior year, and that you have disclosed, reported, or caused to be reported all transactions during the prior year in covered Securities of which you had or acquired Beneficial Ownership.

9. Designated Compliance Officer Activities

A. General

MCR shall designate an individual as the DCO, who will be responsible for administering its policies and procedures with respect to the management of conflicts of interest and the prevention of the misuse of Nonpublic Information. The DCO shall also be responsible for establishing the procedures with respect to the receipt, retention and treatment of Complaints (including those provided on a confidential, anonymous basis) regarding MCR's Credit Ratings, Models, methodologies, and compliance with applicable Securities laws and its policies and procedures.

B. Limitations

The DCO, while serving in this capacity, may not (without a specific exemption from the Commission):

1. Perform Credit Ratings;

2. Participate in the development of ratings methodologies and Models;

3. Perform marketing or sales functions; or

4. Participate in establishing compensation levels, other than for employees working for that individual.

The forgoing limitations do not limit the access the DCO (or other members of the compliance department) has to ratings files, Credit Ratings, committee meetings, sales information, and compensation information that he or she may need to execute his or her oversight, monitoring and reporting responsibilities. Furthermore, the presence of the DCO at committee meetings related to the rating process in an oversight or monitoring capacity shall not be considered performing Credit Ratings, so long as the DCO or a person who he or she supervises does not vote in such a committee.

The above limitations do not prevent the DCO from advising on the development of ratings methodologies and Models with respect to internal control processes, legal and compliance considerations, or considerations with respect to investors (including making editorial corrections or suggestions to enhance readability and understanding by investors and to avoid misleading investors). This can include monitoring that adequate testing of the Model is being conducted; providing guidance on the Commission's expectations for published methodologies and best practices with respect to internal controls, governance, and promoting the use of plain English with respect to published methodologies and communications regarding criteria and Models. However, the above limitation does prohibit the DCO or a person he or she supervises from voting in any committee to approve such methodologies, criteria or Models.

10.   Key Controls

Control Objective	Control Description	Control Owner(s)	Frequency	Business Unit
Prevent outside activities from creating a conflict of interest	Outside employment activities require prior approval of compliance.	Group Heads	Ad-hoc	All MCR Access Persons
All MCR analyst are aware of definitions of Material and/or Nonpublic Information and procedures for keeping such information confidential related policy and procedures.	Compliance identifies annual policy training topics and ensures that key curriculum contains Confidential Information and personal Securities trading procedures. Annual compliance training is required for all MCR employees and Access Persons. The annual compliance training is developed and managed by compliance.	Compliance	Annual	All MCR Access Persons
All MCR analyst are aware of definitions of Material and/or Nonpublic Information and procedures for keeping such information confidential related policy and procedures.	Compliance training for new hires are assigned upon StarCompliance enrollment. The training and assessment results are capture in the training platform.	Compliance	Ad-hoc	All MCR Access Persons
Prevent inadvertent disclosure of Confidential Information	Physical separation of MCR Credit Ratings analysts from Morningstar Inc. Employees and MCR Business Development / Sales / Product Development Staff.	MCR President and COO	Ad-hoc	All MCR Access Persons
Prevent inadvertent disclosure of Confidential Information	A confidentiality disclaimer is attached automatically to each email sent to an external address. The attached disclaimer states that any dissemination or copying of the information is strictly prohibited.	Information Technology	Ongoing	All MCR Access Persons
Prevent inadvertent disclosure of Confidential Information	Compliance monitors access to share drive folders where Confidential Information and Material, Nonpublic Information is stored.	Compliance	Monthly	All MCR Access Persons
Prevent conflicts of interest in Securities holdings	Preclearance of transactions in Covered Securities is required from the compliance department or the individual's manager to Purchase or Sell Covered Securities.	Compliance, Managers	Ad-hoc	All MCR Access Persons
Detect conflicts of interest in Securities holdings	The compliance department will review account statements and reports provided in StarCompliance.	Compliance	Quarterly	All MCR Access Persons

Detect conflicts of interest in Securities holdings	Compliance to provide prompts to individuals and their supervisors prior to annual and quarterly certification due dates.	Compliance	Quarterly	All MCR Access Persons
Prevent conflicts of interest in Securities holdings	Initial Holdings, Quarterly Transactions and Annual Holdings Reports are required through StarCompliance. Advance system reminders are provided before the due date.	Compliance, Group Heads	Ad-hoc, Quarterly, Annual	All MCR Access Persons
Maintain adequate controls for Code of Ethics	Annual review of the adequacy of the Code and the effectiveness of its implementation.	Compliance	Annual	compliance
All Access Persons adhere to the Code of Ethics, Code of Conduct, Confidential Information and Analytical Firewall Policy.	Annual Certification through StarCompliance that Access Persons has understood and adhered to the Code of Ethics, Code of Conduct, Confidential Information and Analytical Firewall Policy.	Compliance, Group Heads	Annual	All MCR Access Persons
Ensure the accuracy of the disclosures with respect to actual and potential conflicts of interest and identify internal risks that may be related to such conflicts	Annual completion of the Conflict of Interest Questionnaire through StarCompliance.	Compliance, Group Heads	Annual	All MCR Access Persons
Prevent Analytical Staff, including immediate family members from accepting Gifts from an issuer and/or market participant, to ensure non-analytical staff notifies compliance on offer or receipt of gifts, meals, or business entertainment.	Gifts, Entertainment, and Other Benefits must be reported to compliance before offering or acceptance. Pre-clearance must be obtained from compliance on Fundraising endeavors as pertaining to Gift related policy in Code of Ethics.	Group Heads	Ad-hoc	All MCR Access Persons

To prevent the following prohibited conflict. Issuing or maintaining a Credit Rating where a person within the MCR who participates in determining or monitoring the Credit Rating, or developing or approving procedures or methodologies used for determining or monitoring the Credit Rating, or developing or approving procedures or methodologies used for determining the Credit Rating, including qualitative and quantitative Models also: (a) Participates in sales or marketing of a MCR product or service or a product or service of an affiliate of MCR (including, but not limited to, Morningstar, Inc.). (b) Is influenced by sales or marketing considerations.	A joint meeting procedure is in place to make sure all Business Development, Sales, and Product Development Staff would not discussion any commercial matters with Clients and / or prospects when analytical staff is present.	COO	Ad-hoc	All MCR Business Units
To prevent the following prohibited conflict. Issuing or maintaining a Credit Rating where a person within the MCR who participates in determining or monitoring the Credit Rating, or developing or approving procedures or methodologies used for determining or monitoring the Credit Rating, or developing or approving procedures or methodologies used for determining the Credit Rating, including qualitative and	All Business Development (BD), Sales, and Product Development (PD) staff are required, to record any meetings or calls with Clients and prospects that take place with both BD/Sales/PD and Analytical staff (joint meetings). All joint meetings and calls are to be recorded within 5 business days of the meeting or call date.	COO	Ad-hoc	All MCR Business Units

quantitative Models also: (a) Participates in sales or marketing of a MCR product or service or a product or service of an affiliate of MCR (including, but not limited to, Morningstar, Inc.). (b) Is influenced by sales or marketing considerations.				
To prevent the following prohibited conflict. Issuing or maintaining a Credit Rating where a person within the MCR who participates in determining or monitoring the Credit Rating, or developing or approving procedures or methodologies used for determining or monitoring the Credit Rating, or developing or approving procedures or methodologies used for determining the Credit Rating, including qualitative and quantitative Models also: (a) Participates in sales or marketing of a MCR product or service or a product or service of an affiliate of MCR (including, but not limited to, Morningstar, Inc.). (b) Is influenced by sales or marketing considerations.	Compliance conducts review and monitoring of the log and any relevant meeting notes at periodic basis. compliance will also conduct and document risk-based, sample monitoring of these joint meetings. Additionally, compliance provides advisory support pertaining to physical and electronic separation based on employee roles.	Compliance	Ad-hoc	All MCR Business Units

To prevent the following prohibited conflict. Issuing or maintaining a Credit Rating where a person within the MCR who participates in determining or monitoring the Credit Rating, or developing or approving procedures or methodologies used for determining or monitoring the Credit Rating, or developing or approving procedures or methodologies used for determining the Credit Rating, including qualitative and quantitative Models also: (a) Participates in sales or marketing of a MCR product or service or a product or service of an affiliate of MCR (including, but not limited to, Morningstar, Inc.). (b) Is influenced by sales or marketing considerations.	Compliance performs email monitoring between Analytical and Commercial roles.	Compliance	Quarterly	All MCR Business Units
Prevent Analytical Staff, including immediate family members from accepting Gifts from an issuer and/or market participant, to ensure non-analytical staff notifies compliance on offer or receipt of gifts, meals, or business entertainment.	An annual certification on adherence of Gift related policy requirements is required through StarCompliance.	Compliance, Group Heads	Annual	All MCR Access Persons
To provide Access Persons and users of MCR's Credit Rating a mechanism for submitting confidential Complaints about failures to follow (i) Credit Ratings, Models	The Complaint should be forwarded directly to MCR's compliance department at NRSROcompliance@ Morningstar.com.	Compliance	Ad-hoc	All MCR Business Units

and methodologies; and (ii) compliance with applicable Federal Securities Laws as well as other items specified in the policy.				
To provide Access Persons and users of MCR's Credit Rating a mechanism for submitting confidential Complaints about failures to follow (i) Credit Ratings, Models and methodologies; and (ii) compliance with applicable Federal Securities Laws as well as other items specified in the policy.	Each HR representative at Morningstar directly responsible for supporting MCR will be required to execute a certification annually: (i) verifying his or her receipt and understanding of these policies and procedures, and MCR's Code of Ethics, Code of Conduct, and Confidential Information and Analytical Firewall Policy; (ii) attesting that there are no Complaints that have not been reported; and (iii) verifying his or her receipt and understanding of MCR's Access Person List.	Compliance, HR	Annual	Human Resources

11.   Appendix A - Complaint Reporting Form

Complaint Reporting Form

The Recipient of the Complaint	
Name:	Phone:
Email:	
Complainants Information	
Name:	Phone:
Address:	
Email:	Did the complainant request confidentiality?
Complaint Details	
Date of Incident:	Date of Complaint received:
Summary of the Complaint (including follow-up):	
Any actions or response taken?	

Please forward all information and documentations related to this Complaint to the compliance department.